Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

MICROVISION, INC.

MicroVision, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST:	That the board of directors of the Corporation has duly adopted resolutions (i) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware this Certificate of Amendment to the Amended and Restated Certificate of Incorporation (this “Amendment”) to (a) combine each eight (8) outstanding shares of the Corporation’s common stock, par value $.001 per share (the “Common Stock”), into one (1) validly issued, fully paid and non-assessable share of Common Stock and (b) reduce the total number of shares of common stock that the Corporation shall have the authority to issue by 100,000,000 shares from 200,000,000 to 100,000,000 shares of common stock and reduce the total number of shares of capital stock that the Corporation is authorized to issue by the same amount; and (ii) declaring this Amendment to be advisable, submitted to and considered by the stockholders of the Corporation entitled to vote thereon for approval by the affirmative vote of such stockholders in accordance with the terms of the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”) and recommended for approval by the stockholders of the Corporation.

SECOND:	That this Amendment was duly adopted in accordance with the terms of the Certificate of Incorporation and the provisions of Section 242 of the DGCL by the Board of Directors and stockholders of the Corporation.

THIRD:	That the capital of the Corporation shall not be reduced under or by reason of this Amendment.

FOURTH:	That upon the effectiveness of this Amendment, the Certificate of Incorporation is hereby amended such that the following paragraph shall be added after the first paragraph of ARTICLE IV of the Certificate of Incorporation:

As of 5:00 p.m. (eastern time) on February 17, 2012 (the “Effective Time”), each eight (8) shares of Common Stock issued and outstanding at such time shall be combined into one (1) share of Common Stock (the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain $.001 per share. No fractional shares will be issued in connection with the Reverse Stock Split. Stockholders of record who otherwise would be entitled to receive fractional shares, will be entitled to rounding up of their fractional share to the nearest whole share. Each certificate that immediately prior to the Effective Time represented shares of

Common Stock (an “Old Certificate”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

and (ii) the first paragraph of ARTICLE IV of the Certificate of Incorporation shall be amended and restated to read in its entirety as follows:

The total number of shares of capital stock which this corporation shall have the authority to issue is one hundred twenty five million (125,000,000) shares, consisting of (i) one hundred million (100,000,000) shares of common stock, $.001 par value (“Common Stock”) and (ii) twenty five million (25,000,000) shares of preferred stock, $.001 par value (“Preferred Stock”).

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be executed by Thomas M. Walker, its Secretary, this 17th day of February, 2012.

MICROVISION, INC.

By:	/s/ Thomas M. Walker
Name:	Thomas M. Walker
Title:	Secretary